UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CervoMed Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15713L 109

(CUSIP Number)

John J. Alam, M.D.

c/o CervoMed Inc.

20 Park Plaza, Suite 424

Boston, MA 02116

(617) 744-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15713L 109 SCHEDULE 13D
1	NAMES OF REPORTING PERSONS John J. Alam, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 742, 039(1)
	8	SHARED VOTING POWER 742,039(1)
	9	SOLE DISPOSITIVE POWER 742, 039(1)
	10	SHARED DISPOSITIVE POWER 742, 039(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,078(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%(2)(3)
14	TYPE OF REPORTING PERSON IN

(1)

John J. Alam, M.D., directly owns 742,039 shares of the common stock of CervoMed Inc. (the “Issuer”) individually. Dr. Alam is the spouse of Sylvie Grégoire, PharmD. Ms. Grégoire also owns 742,039 shares of the common stock of the Issuer individually.

(2)	Sum amount is the aggregate of all shares held collectively by Dr. Alam and Ms. Grégoire.

(3)	Percentage ownership is based on 5,674,250 shares of common stock of the Issuer outstanding as of August 16, 2023.

CUSIP No. 15713L 109 SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Sylvie Grégoire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 742, 039(1)
	8	SHARED VOTING POWER 742,039(1)
	9	SOLE DISPOSITIVE POWER 742, 039(1)
	10	SHARED DISPOSITIVE POWER 742, 039(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,078(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%(2)(3)
14	TYPE OF REPORTING PERSON IN

(1)

Sylvie Grégoire directly owns 742,039 shares of the common stock of the Issuer individually. Sylvie Grégoire is the spouse of John J. Alam, M.D. Dr. Alam also owns 742,039 shares of the common stock of the Issuer individually.

(2)	Sum amount is the aggregate of all shares held collectively by Sylvie Grégoire and John J. Alam.

(3)	Percentage ownership is based on 5,674,250 shares of common stock of the Issuer outstanding as of August 16, 2023.

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of CervoMed Inc. (f/k/a Diffusion Pharmaceuticals Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 20 Park Plaza, Suite 424, Boston, MA 02216.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by John J. Alam, M.D. and Sylvie Grégoire (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The Reporting Persons’ business address is c/o CervoMed Inc., 20 Park Plaza, Suite 424, Boston, MA 02216.

(c)	Dr. Alam is the Chief Executive Officer and a member of the Board of Directors of the Issuer. Sylvie Grégoire is the Chair of the Board of Directors of the Issuer.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 6 below, on March 30, 2023, Diffusion Pharmaceuticals Inc., a Delaware corporation (“Diffusion”), Dawn Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Diffusion (“Merger Sub”), and EIP Pharma, Inc., a Delaware corporation (“EIP”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub merged with and into EIP, with EIP continuing as a wholly-owned subsidiary of Diffusion and the surviving corporation of the merger (the “Merger”). At the effective time of the Merger, Diffusion filed an amendment to its certificate of incorporation, to change its name to “CervoMed Inc.” The closing of the Merger occurred on August 16, 2023 (the “Closing Date”). The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Agreement and Plan of Merger, a copy of which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Under the Merger Agreement, effective as of the Closing Date, (i) 50,000 shares of EIP common stock owned by Dr. Alam, (ii) 365,670 shares of EIP common stock issuable upon the conversion of EIP convertible notes owned by Dr. Alam, and (iii) 6,031,244 shares of EIP common stock underlying shares of Series A-1 preferred stock owned by Dr. Alam were converted into the right to receive 742,039 shares of the Issuer’s Common Stock, after giving effect to the exchange ratio of 0.1151 and a 1-for-1.5 reverse stock split implemented immediately prior to the closing of the Merger.

Under the Merger Agreement, effective as of the Closing Date, (i) 50,000 shares of EIP common stock owned by Ms. Grégoire, (ii) 365,670 shares of EIP common stock issuable upon the conversion of EIP convertible notes owned by Ms. Grégoire, and (iii) 6,031,243 shares of EIP common stock underlying shares of Series A-1 preferred stock owned by Ms. Grégoire were converted into the right to receive 742,039 shares of the Issuer’s Common Stock, after giving effect to the exchange ratio of 0.1151 and a 1-for-1.5 reverse stock split implemented immediately prior to the closing of the Merger.

Item 4. Purpose of the Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein. All of the Common Stock to which this Schedule 13D relates was acquired by the Reporting Persons under the terms and conditions of the Merger Agreement.

The Reporting Persons hold their securities of the Issuer for investment purposes in the ordinary course of their business of investing in securities for their own accounts. Dr. Alam has served as the Chief Executive Officer and as a director on the Issuer Board since the Closing Date. Ms. Grégoire has served as the Chair of the Board of Directors since the Closing Date. In such capacity, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a,

b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. As of the date of this Schedule 13D, each of Dr. Alam and Ms. Grégoire may be deemed to beneficially own, in the aggregate, 1,484,078 shares of Common Stock, which represents approximately 26.2% of the shares of Common Stock outstanding.

Dr. Alam’s beneficial ownership consists of (i) 742,039 shares of Common Stock and (ii) 742,039 shares of Common Stock are held by Ms. Grégoire, Dr. Alam’s spouse. Dr. Alam disclaims beneficial ownership of the securities held directly by Ms. Gregoire, and this report shall not be deemed an admission that Dr. Alam is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

Ms. Grégoire’s beneficial ownership consists of (i) 742,039 shares of Common Stock and (ii) 742,039 shares of Common Stock are held by Dr. Alam, Ms. Grégoire’s spouse. Ms. Grégoire disclaims beneficial ownership of the securities held directly by Dr. Alam, and this report shall not be deemed an admission that Ms. Grégoire is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

The foregoing beneficial ownership percentages are based on a total of 5,674,250 shares of Common Stock outstanding immediately after the Closing Date.

(c)

The response to Item 3 is incorporated by reference herein. Dr. Alam was involved in the Merger as the founder, Chief Executive Officer and a member of the Board of Directors of EIP Ms. Grégoire was involved in the Merger as founder, Executive Chair and as a member of the Board of Directors of EIP. Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock of the Issuer have been effected by the Reporting Persons within the past 60 days.

(d)

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholder Support Agreement. Concurrently with the execution of the Merger Agreement, executive officers, directors, and certain stockholders of EIP, including the Reporting Persons, entered into support agreements (the “EIP Support Agreements”) pursuant to which, among other things, such stockholders agreed, solely in their capacity as an EIP stockholder, to vote all of their shares of EIP capital stock in favor of the adoption of the Merger Agreement and approval of the Merger and related transactions and to acknowledge that the adoption of the Merger Agreement and approval of the Merger and related transactions is irrevocable. In addition, these EIP stockholders agreed not to, directly or indirectly, knowingly take any action that EIP is not permitted to take under the non-solicitation provisions of the Merger Agreement. The foregoing description of the EIP Support Agreement is qualified in its entirety by reference to the full text of the form of EIP Pharma, Inc. Stockholder Support Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

Lock-Up Agreement. Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which the Reporting Persons have agreed not to, except in limited circumstances, transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber any shares of the Common Stock for up to twelve months following the effective time of the Merger. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.

Agreement and Plan of Merger, dated as of March 30, 2023, by and among Diffusion Pharmaceuticals Inc., Dawn Merger Sub, Inc. and EIP Pharma, Inc. (incorporated by reference to Exhibit 2.1 to Diffusion Pharmaceutical Inc.’s Form 8-K filed on March 30, 2023).

2.	Form of EIP Pharma, Inc. Stockholder Support Agreement, dated March 30, 2023 (incorporated by reference to Exhibit 10.1 to Diffusion Pharmaceutical Inc.’s Form 8-K filed on March 30, 2023).
3.	Form of Lock-Up Agreement, dated March 30, 2023 (incorporated by reference to Exhibit 10.2 to Diffusion Pharmaceutical Inc.’s Form 8-K filed on March 30, 2023).
4.	Joint Filing Agreement, dated as of August 25, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2023	/s/ John J. Alam, M.D.
John J. Alam, M.D.

Dated: August 25, 2023	/s/ Sylvie Grégoire
Sylvie Grégoire